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SEC FILE NUMBER
1-13776
CUSIP NUMBER
395379308
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form 10-D ☐Form N-SAR
☐Form N-CSR
For Period Ended: December 31, 2007
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 — REGISTRANT INFORMATION

GreenMan Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

12498 Wyoming Ave So.
Address of Principal Executive Officer (Street and Number)

Savage, MN 55378
City, State and Zip Code

PART 2 — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒
  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant acquired Welch Products, Inc. effective October 1, 2007. Additional time is required in order to finalize the purchase accounting for this acquisition and to prepare and file the Registrant's Form 10-QSB for the quarter ended December 31, 2007.

PART IV — OTHER INFORMATION

  Name and telephone number of person to contact in regard to this notification.

Charles E. Coppa, CFO (Name)	781 (Area Code)	224-2411 (Telephone Number)
  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).             Yes ☒     No ☐
  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes ☒   No☐

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  Revenues for the three months ended December 31, 2007 increased approximately $1 million to $5.9 million (including approximately $600,000 associated with our Welch Products subsidiary which was acquired on October 1, 2007) as compared to approximately $4.9 million for the three months ended December 31, 2006. The Registrant anticipates reporting a profit for the three months ended December 31, 2007 as compared to a net loss of approximately $9,000 for the three months ended December 31, 2006.

GreenMan Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 14, 2008	By	/s/ Charles E. Coppa

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).